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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                  SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                              (Amendment No. Four)

                           Metatec International, Inc.
                                (Name of Issuer)

                        Common Shares, without par value
                         (Title of Class of Securities)

                                  591398 10 2
                                 (CUSIP Number)


                   Jeffrey M. Wilkins, 7001 Metatec Boulevard
                        Dublin, Ohio 43017 (614) 761-7000
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               February 17, 2000
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].



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                                                             SCHEDULE 13D/A
CUSIP No.:  591398 10 2

1        NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Jeffrey M. Wilkins

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) [ ]
         The reporting person disclaims membership in any group.     (b) [X]

3        SEC USE ONLY

4        SOURCE OF FUNDS
         Not Applicable

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                              [ ]

6        CITIZENSHIP OR PLACE OF ORGANIZATION
         United States of America

7        SOLE VOTING POWER
         420,328

8        SHARED VOTING POWER
         -0-

9        SOLE DISPOSITIVE POWER
         420,328

10       SHARED DISPOSITIVE POWER
         -0-

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         739,078

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                         [ ]

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         11.6%

14       TYPE OF REPORTING PERSON
         IN


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                        ITEMS 1 THROUGH 7 OF SCHEDULE 13D/A
                                       FOR
                               JEFFREY M. WILKINS

Item 1.  Security and Issuer

     This schedule relates to Common Shares, without par value (the "Shares"), of Metatec International, Inc., an Ohio corporation (the "Company"), whose principal executive offices are located at 7001 Metatec Boulevard, Dublin, Ohio 43017.

Item 2. Identity and Background

     This schedule is being filed by Jeffrey M. Wilkins ("Mr. Wilkins"), whose business address is 7001 Metatec Boulevard, Dublin, Ohio 43017. Mr. Wilkins is the Chairman of the Board, President, and Chief Executive Officer of the Company. The Company's address is set forth in Item 1, above. The Company is an international information distribution company offering optical disc manufacturing and distribution.

     Mr. Wilkins has not been, during the last five years, convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors). Mr. Wilkins has not been, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Wilkins is a citizen of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration

     On February 17, 1999, Mr. Wilkins filed with the Securities and Exchange Commission Amendment No. 3 to his Schedule 13D ("Amendment No. 3"). Amendment No. 3 reported that Mr. Wilkins then beneficially owned 586,828 Shares, or 9.3% of the outstanding Shares. Mr. Wilkins is filing this Amendment No. 4 to report a material increase in the percentage of the Shares beneficially owned by him as a result of the following:

1. On February 17, 2000, options for 106,250 Shares previously granted to Mr. Wilkins became vested and fully exercisable. These options were granted to Mr. Wilkins in his capacity as an employee of the Company.

2. Mr. Wilkins is deemed to be the beneficial owner of 46,000 Shares owned by a limited partnership of which he is a general partner. These 46,000 Shares were not previously included in Amendment No. 3.

     As a result of the foregoing, Mr. Wilkins' percentage ownership of the outstanding Shares increased from 9.3% to 11.6%, or an increase of 2.3%.

Item 4.  Purpose of Transaction

     Mr. Wilkins has no individual plans or proposals which relate to or would result in: (a) the acquisition or disposition of additional securities of the Company; (b) an extraordinary corporate transaction involving the Company and any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present board of directors or management of the Company; (e) any material change in the

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present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to cease to be quoted in the NASDAQ over-the-counter-market; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (j) any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.

(a) Mr. Wilkins is the beneficial owner of 739,078 Shares (including 318,750 Shares of which he has the right to acquire), which represents 11.6% of the outstanding Shares.

(b) Mr. Wilkins has the sole power to vote and dispose of 420,328 Shares of which he is the beneficial owner, together with all other rights as a shareholder in the Company with respect to such Shares (including the right to receive dividends).

(c) Other than as stated in Item 3, above, no transactions in the Shares were effected during the past 60 days by Mr. Wilkins.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

(e)  Not  applicable.  Item  6.  Contracts,  Arrangements,   Understandings,  or
     Relationships with Respect to Securities of the Issuer.

     There are no contracts, arrangements, understandings, or relationships (legal or otherwise) between Mr. Wilkins and any other person with respect to any securities of the Company.

Item 7.  Material to be Filed as Exhibits.

         Not Applicable.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.


February 21, 2000                            /s/ Jeffrey M. Wilkins
                                             ----------------------
                                             Jeffrey M. Wilkins